TIANCI INTERNATIONAL, INC.

Unit B,10/F., Ritz Plaza, No.122 Austin Road, Tsim Sha Tsui, Kowloon, Hong Kong 999077

September 27, 2024

Mr. Matthew Derby

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Tianci International, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 5, 2024
File No. 333-280089

Dear Mr. Derby,

This letter is in response to the letter dated September 19, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Tianci International, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 (the “Amendment No. 3”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors

While we believe that we and our subsidiaries are currently not required to obtain permissions or approvals from Mainland China..., page 34

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Please revise to clarify that although certain risks specific to variable interest entities may not be applicable to you, the issues and risks identified in the Division of Corporation Finance's November 23, 2020 "Disclosure Considerations for China-Based Issuers" related to China-based operating companies registering securities with the SEC do still apply, and that the PRC government has oversight authority notwithstanding the fact that your operations are based in Hong Kong.

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Response: In response to the Staff’s comment, the Company respectfully proposes to include the referenced disclosure in the risk factors on pages 34 to 37 of Amendment No. 3, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

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We note your disclosure that you do not believe you are required "to obtain any permissions or approvals from the Mainland China authorities, including but not limited to the China Securities Regulatory Commission (“CSRC”) and the Cyberspace Administration of China (“CAC”), to operate Roshing’s business or to list our securities on the U.S. exchanges and offer securities, including but not limited to issuing our common stock to foreign investors; and (ii) we and our subsidiaries have not applied for or been denied of any such permissions or approvals from the Mainland China authorities." Please tell us whether you relied upon an opinion of counsel with respect to such conclusions and if not, revise in to state as much and explain why such an opinion was not obtained. Additionally, revise your disclosure to clarify whether you or your subsidiaries are required to obtain any permissions or approvals from Hong Kong to operate your business and revise your risk factors as appropriate. To the extent that you are subject to any permission or approval requirements, state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: Based on their understanding of the current PRC laws and regulations, our PRC legal counsel, Jiangsu Junjin Law Firm, have advised that we are not required to obtain any obtain any permissions or approvals from the Mainland China authorities for consummating this offering, including but not limited to the CSRC and CAC, to operate Roshing’s business or to list our securities on the U.S. exchanges and offer securities, including but not limited to issuing our common stock to foreign investors, given that: (i) we are a Nevada company and our only operating subsidiary, Roshing, is a Hong Kong company and is headquartered in Hong Kong; neither entity has operations in Mainland China; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor are we controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we currently do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China; (iv) only few of Roshing’s customers are Mainland China residents, which contributed 5.2% and 0.4% of our revenue for the year ended July 31, 2023 and the nine months ended April 30, 2024, respectively; (v) the majority of our senior managers in charge of the Company’s business operation and management are Hong Kong nationals and domiciled in Hong Kong; and (vi) all of Roshing’s employees are Hong Kong residents. In addition, our PRC legal counsel, Jiangsu Junjin Law Firm, has advised that the offering of our securities is neither subject to the mandatory cybersecurity review under the Cybersecurity Review Measures nor the filing requirements under the Trial Measures.

In response to the Staff’s comments, we further revised the disclosure on pages iii and 28 of Amendment No. 3 in relation to the permissions or approvals from Hong Kong to operate our business.

Thank you in advance for your assistance in reviewing this response and the Amended Registration Statement. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shufang Gao
Shufang Gao

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